ETORO GROUP LTD.
30 Sheshet Hayamim St.
Bnei Brak, Israel 5120261

May 9, 2025

VIA EMAIL & EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549-3561

Re:	eToro Group Ltd. (the “Company”) Registration Statement on Form F-1 (Registration No. 333-286050)

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company's Registration Statement on Form F-1 (File No. 333-286050) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Eastern Time on May 13, 2025, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to David Goldschmidt of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3574 and that such effectiveness also be confirmed in writing.

Very truly yours,

eToro Group Ltd.

By:	/s/ Jonathan Alexander Assia
Name:	Jonathan Alexander Assia
Title:	Chief Executive Officer

Enclosure

Cc	Jonathan Alexander Assia, Chief Executive Officer
Debbie Kahal, Chief Legal Officer
eToro Group Ltd.
David J. Goldschmidt, Esq. Skadden, Arps, Slate, Meagher & Flom LLP
Marc D Jaffe, Esq.
Joshua G. Kiernan, Esq.
Gilad Zohari, Esq.
Michael J. Rosenberg, Esq.
Latham & Watkins LLP